UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant To Rule 13a-16 or 15d-16
Under the Securities Exchange Act Of 1934

For the Month of August 2026

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.
(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

ADS Ratio Change

On August 19, 2026, Scinai Immunotherapeutics Ltd. (the “Company”) announced that, effective August 21, 2026, the ratio of its American Depositary Shares (“ADSs”) to its non-traded ordinary shares will change from the current ratio of one (1) ADS representing four thousand (4,000) ordinary shares to a new ratio of one (1) ADS representing forty thousand (40,000) ordinary shares (the “ADS Ratio Change”).

For holders of the Company’s ADSs, the ADS Ratio Change will have the same effect as a one-for-ten reverse split of the ADSs.

The Company’s ADSs are expected to begin trading on the Nasdaq Capital Market on an adjusted basis at the opening of trading on August 21, 2026, and will continue to trade under the symbol “SCNI.” The new CUSIP number for the ADSs will be 09073Q402.

No action is required by the holders of the ADSs to affect the ADS Ratio Change, and no fractional new ADSs will be issued in connection with the change in ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and the depositary bank will attempt to sell them with the net cash proceeds from the sale of the fractional ADS entitlements to be distributed to the applicable ADS holders by the depositary bank.

The Company is implementing the ADS Ratio Change with the objective of increasing the per-ADS trading price and regaining compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 per ADS for continued listing on the Nasdaq Capital Market. There can be no assurance that the ADS Ratio Change will enable the Company to regain or maintain compliance with Nasdaq’s continued-listing requirements.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-291460, 333-271293 and 333-239344) and Form F-3 (File Nos. 333-295698, 333-274078 and 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCINAI IMMUNOTHERAPEUTICS LTD.

Date: August 19, 2026	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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